UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Reata Pharmaceuticals, Inc.
 (Name of Issuer)

Class A Common Stock, $0.001 par value per share
 (Title of Class of Securities)

75615P103
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 75615P103	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	1,605,703 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	1,605,703 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,605,703 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.  See Items 1 and 5 of this Schedule 13D for more details.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.  See Item 5 of this Schedule 13D for more details.

SCHEDULE 13D

CUSIP No: 75615P103	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	339,919 (1)

	8	SHARED VOTING POWER	1,661,389 (1)

	9	SOLE DISPOSITIVE POWER	306,702 (1)

	10	SHARED DISPOSITIVE POWER	1,694,606 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,001,308 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.  See Items 1 and 5 of this Schedule 13D for more details.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.  See Item 5 of this Schedule 13D for more details.

SCHEDULE 13D

CUSIP No: 75615P103	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	249,412 (1)

	8	SHARED VOTING POWER	1,691,298 (1)

	9	SOLE DISPOSITIVE POWER	216,195 (1)

	10	SHARED DISPOSITIVE POWER	1,724,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,710 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.  See Items 1 and 5 of this Schedule 13D for more details.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.  See Item 5 of this Schedule 13D for more details.

SCHEDULE 13D

Page 5 of 11 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.

The Shares reported herein include Shares that are obtainable upon conversion, at any time subject to conditions in the Lock-Up Agreement (defined an described in Item 6 herein) and on a one-for-one basis, of shares of Class B Common Stock (the “Class B Shares”) held by the Reporting Persons (defined in Item 2 herein).

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.  CPMG, Inc. (“CPMG”);

2.  R. Kent McGaughy, Jr., (“Mr. McGaughy”); and

3.  James W. Traweek, Jr., (“Mr. Traweek”).

This Schedule 13D relates to Shares and Class B Shares held by CPMG directly as well as Shares and Class B Shares held for the accounts of the following funds and managed account for which CPMG is the investment manager: (i) Kestrel Fund, L.P., a Texas limited partnership (“Kestrel Fund”); (ii) Willet Fund, L.P., a Texas limited partnership (“Willet Fund”); (iii) CD Fund, L.P., a Texas limited partnership (“CD Fund”); (iv) Mallard Fund, L.P., a Texas limited partnership (“Mallard Fund”); (v) Yellow Warbler, L.P., a Texas limited partnership (“Yellow Warbler”); (vi) Redbird Life Sciences Partners, L.P., a Texas limited partnership (“Redbird Life Sciences Partners”); (vii) Blackwell Partners, LLC, a Delaware limited liability company (“Blackwell Account”); (viii) Crested Crane, LP, a Delaware limited partnership (“Crested Crane”); (ix) Flamingo Fund, LP, a Texas limited partnership (“Flamingo Fund”); (x) Gallopavo, LP, a Texas limited partnership (“Gallopavo”); (xi) Roadrunner Fund, LP, a Texas limited partnership (“Roadrunner Fund”); and (xii) Sandpiper Fund, LP, a Texas limited partnership (“Sandpiper Fund”, and, together with Kestrel Fund, Willet Fund, CD Fund, Mallard Fund, Yellow Warbler, Redbird Life Sciences Partners, Blackwell Account, Crested Crane, Flamingo Fund, Gallopavo and Roadrunner Fund, the “CPMG Funds”).  Each of Mr. McGaughy and Mr. Traweek are the sole shareholders and directors of CPMG.

This Schedule 13D also relates to Shares and Class B Shares held by Mr. McGaughy directly and indirectly: (i) through Lagos Trust, of which Mr. McGaughy serves as trustee; (ii) through Traweek Children’s Trust, of which Mr. McGaughy serves as trustee; and (iii) in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC.

This Schedule 13D also relates to Shares and Class B Shares held by Mr. Traweek directly and indirectly: (i) through JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner; (ii) through 1 Thessalonians 5:18 Trust, of which Mr. Traweek serves as trustee; (iii) through Esme Grace McGaughy Trust, of which Mr. Traweek is trustee; (iv) through Mary Frances McGaughy Trust, of which Mr. Traweek is trustee; and (v) in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC.

SCHEDULE 13D

Page 6 of 11 Pages

The address of the principal business office of each of CPMG, Mr. McGaughy and Mr. Traweek is 2000 McKinney Ave, Suite 2125, Dallas, Texas 75201.

CPMG is a Texas corporation; each of Mr. McGaughy and Mr. Traweek are citizens of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering of the Shares, which closed on June 1, 2016 (the “IPO”), each of CPMG, Mr. McGaughy and Mr. Traweek owned 1,346,115 Class B Shares, 395,605 Class B Shares and 335,006 Class B Shares, respectively, which had been acquired over several years through various means, including (i) purchases of shares of the Issuer’s convertible preferred stock by CPMG on behalf of certain of the CPMG Funds and other investment vehicles it manages, which were subsequently converted into a class of common stock on a one-for-one basis for no additional consideration, and (ii) purchases of shares of common stock by CPMG, on behalf of an investment vehicle it manages, in private transactions with other shareholders.

In connection with the IPO, 171,202 Class B Shares held by the Reporting Persons were converted into Class A Shares for no additional consideration, as further described in Exhibit B to this Schedule 13D.  In connection with and following the closing of the IPO, CPMG purchased a total of 259,588 Shares for $3,071,966.54, as further described in Exhibit B to this Schedule 13D.

The source of funds for the foregoing purchases was working capital of the CPMG Funds and other investment vehicles managed by CPMG.

Item 4.	Purpose of Transaction

The response to Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired and hold the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

             Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers

SCHEDULE 13D

Page 7 of 11 Pages

of the Company and/or one or more members of the board of directors of the Company (the “Board”)  regarding the Company, including but not limited to its operations, governance and control.

             Mr. McGaughy is a member of the Company’s Board, a position he has held since December 2004.  Mr. McGaughy serves on the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

             Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) CPMG may be deemed to be the beneficial owner of 1,605,703 Shares (approximately 18.1% of the total number of Shares outstanding).  This amount includes 370,557 Shares and 1,235,146 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the following accounts:

(A)	27,651 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	252,706 Shares and 12,826 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	14,323 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	57,974 Shares and 638,338 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	150 Shares held for the account of Blackwell Account;
(H)	380 Shares held for the account of Crested Crane;
(I)	440 Shares held for the account of Flamingo Fund;
(J)	1,600 Shares held for the account of Gallopavo;
(K)	1,680 Shares held for the account of Roadrunner Fund;
(L)	2,330 Shares held for the account of Sandpiper Fund; and
(M)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

Mr. McGaughy may be deemed to be the beneficial owner of  2,001,308 Shares (approximately 21.7% of the total number of Shares outstanding).  This amount includes 403,171 Shares and 1,598,137 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	1,605,703 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)	25,004 Shares and 278,309 Shares obtainable upon conversion of Class B Shares held by Mr. McGaughy, over which he has sole voting and investment control;
(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;

SCHEDULE 13D

Page 8 of 11 Pages

(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

Mr. Traweek may be deemed to be the beneficial owner of 1,940,710 Shares (approximately 21.1% of the total number of Shares outstanding).  This amount includes 398,176 Shares and 1,542,534 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	1,605,703 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) the 7,643,401 Shares outstanding immediately following the IPO (based on information from the Issuer), and (2) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis.

(c) Please refer to Exhibit B of this Schedule 13D for transactions in the Issuer’s securities during the past sixty days, including the transaction date, number of Shares or Class B Shares acquired or disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the person that effected the transaction, and where and how the transaction was effected.

(d) Certain persons identified in Items 2 and 4 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Yellow Warbler relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 9 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons, as well as Kestrel Fund, Willet Fund, CD Fund, Mallard Fund, Yellow Warbler, Redbird Life Sciences Partners, Lagos Trust, Traweek Children’s Trust, JET Land & Cattle Company, Ltd., 1 Thessalonians 5:18 Trust, Esme Grace McGaughy Trust and Mary Frances McGaughy Trust, have each entered into a lock-up agreement with the Issuer and the underwriters of the IPO dated January 15, 2016, as extended on March 28, 2016 (the “Lock-Up Agreement”) in which they have agreed, for a period of 180 days following May 25, 2016, subject to certain exceptions, not to directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of the Issuer’s shares of common stock, any options or warrants to purchase any shares of the Issuer’s common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of the Issuer’s common stock. Citigroup Global Markets Inc. and Cowen and Company, LLC, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Mr. McGaughy separately entered into a lock-up agreement dated October 16, 2015, as extended on March 28, 2016 (the “Director Lock-Up Agreement”), which imposes similar restrictions as the Lock-Up Agreement plus provides for a pro-rata release of shares of the Issuer’s capital stock from the Director Lock-Up Agreement restrictions if any holder of 2% or more of the Issuer’s fully-diluted post-IPO capital stock, officer of the Issuer or director of the Issuer, each of whom is subject to a lock-up agreement related to the IPO similar to the Director Lock-Up Agreement, is released from the restrictions under their lock-up agreement, subject to certain exceptions.

The Reporting Persons, as well as CD Fund, Kestrel Fund, Mallard Fund, Redbird Life Sciences Partners, Willet Fund and Yellow Warbler, among others, are also parties to a Seventh Amended and Restated Registration Rights Agreement dated November 10, 2010 (the “Registration Rights Agreement”),  pursuant to which holders of more than 67% of the registrable shares of the Issuer, at any time at least six months after the completion of the IPO, may twice request that the Issuer effect the registration of at least 50% of the registrable shares held by all holders of registration rights, or a lesser number of shares if the aggregate price to the public of the offering (net of underwriter discounts) will be at least $5 million. Furthermore, if Form S-3 is available for an offering by the initiating holders, the initiating holders may request that the Issuer effect an unlimited number of registrations on Form S-3 at an aggregate offering price of at least $1,000,000 per registration on Form S-3. In addition, the holders of registrable securities have piggyback registration rights if the Issuer determines to register any equity securities for its own account or the account of another security holder (other than in the IPO). The Issuer will pay the registration expenses, other than underwriting fees, discounts or commissions, of the shares registered pursuant to the registrations described above, but limited to four registrations on Form S-3. The Registration Rights Agreement terminates with respect to any holder who is permitted to sell, within a 90-day period, all of such holder’s registrable shares in compliance with Rule 144.

The summaries contained herein of the Lock-Up Agreement, Director Lock-Up Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits C, D and E to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

SCHEDULE 13D

Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Schedule of Transactions

Exhibit C:	Form of Lock-Up Agreement, as extended

Exhibit D:	Form of Director Lock-Up Agreement, as extended

Exhibit E:	Seventh Amended and Restated Registration Rights Agreement, dated as of November 10, 2010 (incorporated by reference to Exhibit 4.3 of Form S-1 Registration Statement filed by the Issuer on January 4, 2016).

SCHEDULE 13D

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

June 6, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).